

SILVERSTONE CORPORATION BERHAD (41515-D)

(Formerly known as Angkasa Marketing Berhad)

A Member of The Lion Group



28 January 2004

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn : Ms Victoria C Choy

SUPPL

Dear Sirs

Re : Exemption No. 82-3319
Issuer : Silverstone Corporation Berhad

We enclose herewith a copy of the General Announcement dated 25 January 2004, Re: Silverstone Corporation Berhad ("SCB") - Proposed disposal by AMB Venture Sdn Bhd, a wholly-owned subsidiary of SCB, of its entire 36.68% equity interest in Lion Asiapac Limited ("LAP"), comprising 148,750,644 ordinary shares of SGD 0.10 each and 148,750,644 warrants in LAP, to LCB Venture Pte Ltd, a wholly-owned subsidiary of Lion Corporation Berhad ("LCB"), for a total consideration of SGD32,725,142 (RM75,595,078), to be satisfied by the issuance of 57,706,166 new ordinary shares of RM1.00 each in LCB to SCB at an issue price of RM1.31 per share for filing pursuant to exemption No. 82-3319 granted to Silverstone Corporation Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned for any queries.

Yours faithfully
SILVERSTONE CORPORATION BERHAD



WONG PHOOI LIN
Secretary



cc Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286



Form Version 2.0

General Announcement

Reference No MM-050125-65558

Submitting Merchant Bank (if applicable)	:	AMMERCHANT BANK BERHAD
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	SILVERSTONE CORPORATION BERHAD
* Stock name	:	SILSTON
* Stock code	:	5061
* Contact person	:	Tan Keng Lin / Goh Lee Sean
* Designation	:	Director / Associate Director

* Type : ● Announcement ○ Reply to query

* Subject :

SILVERSTONE CORPORATION BERHAD ("SCB" OR "COMPANY")

PROPOSED DISPOSAL BY AMB VENTURE SDN BHD ("AMB"), A WHOLLY OWNED SUBSIDIARY OF SCB, OF ITS ENTIRE 36.68% EQUITY INTEREST IN LION ASIAPAC LIMITED ("LAP"), COMPRISING 148,750,644 ORDINARY SHARES OF SGD0.10 EACH AND 148,750,644 WARRANTS IN LAP, TO LCB VENTURE PTE LTD ("LCB VENTURE"), A WHOLLY OWNED SUBSIDIARY OF LION CORPORATION BERHAD ("LCB"), FOR A TOTAL CONSIDERATION OF SGD32,725,142 (RM75,595,078), TO BE SATISFIED BY THE ISSUANCE OF 57,706,166 NEW ORDINARY SHARES OF RM1.00 EACH IN LCB TO SCB AT AN ISSUE PRICE OF RM1.31 PER SHARE ("PROPOSED DISPOSAL OF LAP")

* **Contents :-**

We refer to the announcement made by AmMerchant Bank Berhad **("AmMerchant Bank")** on behalf of the Company on 25 November 2004 in relation to the Proposed Disposal of LAP. In the aforesaid announcement, it was stated that an application in relation to the Proposed Disposal of LAP **("Application")** was expected to be submitted to the Securities Commission **("SC")** within two (2) months from 25 November 2004.

On behalf of SCB, AmMerchant Bank wishes to announce that LCB had advised the Company vide a letter dated 24 January 2005 that LCB has made an application to the SC seeking a waiver from having to apply certain provisions of the SC's Policies and Guidelines On Issue/Offer of Securities in connection with the Proposed Disposal of LAP **("Waiver Application")**. The Waiver Application is currently pending decision from the SC.

In view of the above, the Company proposes to defer its submission of the Application to the SC to a date to be announced later i.e. after LCB receives the SC's decision on the Waiver Application.

This announcement is dated 25 January 2005.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

AmMerchant Bank Berhad (23742-V)
21st-25th Floors, Bangunan AmBank Group,
Jalan Raja Chulan, P.O. Box 10233
50708 Kuala Lumpur.